FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2008

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 1 September 2008.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 2 September 2008.

3.	Press release entitled, Repurchase of Shares in AstraZeneca PLC “”, dated 3 September 2008.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 4 September 2008.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 5 September 2008.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC ”, dated 8 September 2008.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 9 September 2008.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 September 2008.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 September 2008.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 September 2008.

11.	Press release entitled, “AstraZeneca PLC Appoints New Non-Executive Director”, dated 12 September 2008.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 September 2008.

13.	Press release entitled, “AstraZeneca and Targacept Announce Top-Line Results From Phase IIB Study of AZD3480 in Alzheimer’s Disease”, dated 16 September 2008.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 September 2008.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 September 2008.

16.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 18 September 2008.

17.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 September 2008.

18.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 September 2008.

19.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC ”, dated 23 September 2008.

20.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC ”, dated 24 September 2008.

21.	Press release entitled, “US Court Denies Teva’s Motion for Summary Judgment in Pulmicort Respules Patent Litigation”, dated 24 September 2008.

22.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 25 September 2008.

23.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 26 September 2008.

24.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 29 September 2008.

25.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 30 September 2008.

26.	Press release entitled, “AstraZeneca PLC Irrevocable, Non-Discretionary Share Repurchase Programme”, dated 30 September 2008.

27.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 30 September 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 2 October 2008	By:	/s/ Justin Hoskins
		Name:	Justin Hoskins
		Title:	Deputy Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 185,294 ordinary shares of AstraZeneca PLC at a price of 2695 pence per share on 29 August 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,451,498,236.

G H R Musker
Company Secretary
1 September 2008

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 183,035 ordinary shares of AstraZeneca PLC at a price of 2726 pence per share on 1 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,451,324,661.

G H R Musker
Company Secretary
2 September 2008

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 179,781 ordinary shares of AstraZeneca PLC at a price of 2771 pence per share on 2 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,451,180,251.

G H R Musker
Company Secretary
3 September 2008

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 183,600 ordinary shares of AstraZeneca PLC at a price of 2719 pence per share on 3 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,451,101,626.

G H R Musker
Company Secretary
4 September 2008

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 188,405 ordinary shares of AstraZeneca PLC at a price of 2654 pence per share on 4 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,450,933,010.

G H R Musker
Company Secretary
5 September 2008

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 190,889 ordinary shares of AstraZeneca PLC at a price of 2619 pence per share on 5 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,450,742,121.

G H R Musker
Company Secretary
8 September 2008

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 192,061 ordinary shares of AstraZeneca PLC at a price of 2603 pence per share on 8 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,450,550,060.

G H R Musker
Company Secretary
9 September 2008

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 189,094 ordinary shares of AstraZeneca PLC at a price of 2644 pence per share on 9 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,450,360,966.

G H R Musker
Company Secretary
10 September 2008

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 189,740 ordinary shares of AstraZeneca PLC at a price of 2635 pence per share on 10 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,450,175,561.

G H R Musker
Company Secretary
11 September 2008

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 195,658 ordinary shares of AstraZeneca PLC at a price of 2554 pence per share on 11 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,449,980,725.

G H R Musker
Company Secretary
12 September 2008

Item 11

ASTRAZENECA PLC APPOINTS NEW NON-EXECUTIVE DIRECTOR

AstraZeneca today announced that Rudy Markham is to join the Board of Directors as a Non-Executive Director with immediate effect.  Rudy Markham was formerly Chief Financial Officer of Unilever.  He is currently a Non-Executive Director of Legal and General Group Plc, Standard Chartered PLC and United Parcel Service, Inc.  He is also a member of Board of the Financial Reporting Council.

Louis Schweitzer, Chairman of AstraZeneca said: “We are delighted that Rudy Markham has agreed to join us.  His considerable experience of over 35 years at Unilever, latterly in finance, will be invaluable to the work of the Board and the Audit Committee.”

No disclosure obligations arise under paragraph (1) to (6) of Listing Rule 9.6.13 of the UK Listing Authority’s Listing Rules in respect of the appointment of Rudy Markham.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

Media Enquiries:
Neil McCrae	+44 207 304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

12 September 2008

- Ends -

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 196,522 ordinary shares of AstraZeneca PLC at a price of 2542 pence per share on 12 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,449,784,203.

G H R Musker
Company Secretary
15 September 2008

Item 13

ASTRAZENECA AND TARGACEPT ANNOUNCE TOP-LINE RESULTS FROM PHASE IIB STUDY OF AZD3480 IN ALZHEIMER’S DISEASE

•	Results inconclusive, as primary outcome measure not statistically significant for either donepezil or AZD3480; results impacted by improvement in placebo group
•	Improvements shown on secondary outcome measures ADCS-CGIC and MMSE
•	Overall safety and tolerability profile comparable to placebo, with fewer GI-related AEs than donepezil
•	Next steps include further analysis of full dataset and planned discussions with leading medical experts

AstraZeneca and Targacept, Inc. today announced that results from the Phase IIb clinical trial of AZD3480 (TC-1734) conducted by AstraZeneca in mild to moderate Alzheimer’s disease were inconclusive.

In the 12-week placebo-controlled study, known as the Sirocco trial, neither the active comparator donepezil nor AZD3480 met the trial’s criteria for statistical significance on the primary outcome measure, ADAS-Cog (Alzheimer’s Disease Assessment Scale – Cognition Subscale.)  Both results were impacted by an improvement in the placebo group.

At two of the three doses tested, AZD3480 showed an improvement on the secondary outcome measures ADCS-CGIC (Alzheimer’s Disease Cooperative Study – Clinical Global Impression of Change, a 7-point scale), a widely accepted measure of clinician assessment of change in patients’ behavior and ability to function, and MMSE (Mini Mental State Examination, a 30-point scale), a quantitative cognition scale commonly used by neurologists in a clinical setting.  Of the three AZD3480 doses, the middle dose performed best on both measures (0.5 point improvement, ADCS-CGIC and 0.9 point improvement, MMSE).  Donepezil also showed an improvement on ADCS-CGIC (0.2 point improvement) and the MMSE (1.0 point improvement).  Neither donepezil nor AZD3480 showed improvement in any domain of the Cognitive Drug Research computerized test battery in the pooled dataset of all subjects.

AZD3480 exhibited an overall safety and tolerability profile comparable to placebo in the trial, with fewer gastrointestinal-related adverse events (diarrhea, nausea and vomiting) than donepezil.

Analyses of the full dataset from the Sirocco trial are ongoing.  AstraZeneca and Targacept plan to discuss the data with leading medical experts and to present and publish more detailed results over the coming months.  A decision by AstraZeneca with respect to potential further development of AZD3480 is expected in December 2008.

“While we had hoped for a more conclusive overall outcome, we believe the Sirocco trial provides further support for the clinical rationale for AZD3480 by demonstrating improvement on both ADCS-CGIC, an accepted scale that reflects improvement in everyday activities, and the widely used MMSE cognitive assessment, as well as a favorable safety and tolerability profile,” said J. Donald deBethizy, Ph.D., President and Chief Executive Officer of Targacept.  “These findings also strengthen the scientific foundation for our pipeline of NNR Therapeutics.  We thank AstraZeneca for its execution of this trial and investment in the broad development of AZD3480.”

In addition to Alzheimer’s disease, AZD3480 is currently being evaluated in a Phase IIb trial in cognitive dysfunction in schizophrenia (the “HALO” trial), as well as a Phase II exploratory study in adult attention deficit/hyperactivity disorder.  Top-line results from the cognitive dysfunction in schizophrenia trial are expected by the end of 2008.

Media Enquiries:
Neil McCrae	+44 207 304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

About the Study
The Phase IIb Sirocco trial was conducted by AstraZeneca under the terms of an exclusive global license and research collaboration agreement. The trial was a multi-center, randomized, double blind, placebo controlled, dose-finding study conducted at 84 sites in Western Europe, Eastern Europe and Canada. Subjects (n = 567) were between 60 and 85 years of age and diagnosed with probable Alzheimer’s disease that was classified, based on a quantitative scale, as mild or moderate in severity. Subjects were assigned to one of three dose groups of AZD3480, to an active comparator, donepezil, or to placebo and dosed over 12 weeks.  The primary outcome measure in the trial was change from baseline after 12 weeks on ADAS-Cog.  A number of secondary outcome measures were also used in the trial.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

About Targacept
Targacept is a clinical-stage biopharmaceutical company that discovers and develops NNR Therapeutics (TM), a new class of drugs for the treatment of central nervous system diseases and disorders. Targacept’s product candidates selectively modulate neuronal nicotinic receptors that serve as key regulators of the nervous system to promote therapeutic effects and limit adverse side effects. Targacept has product candidates in development for Alzheimer’s disease, cognitive dysfunction in schizophrenia, pain and major depressive disorder, as well as multiple preclinical programs. Targacept also has a cognition-focused collaboration with AstraZeneca and a strategic alliance with GlaxoSmithKline. Targacept's news releases are available on its website at www.targacept.com.

16 September 2008

- Ends -

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 199,161 ordinary shares of AstraZeneca PLC at a price of 2503 pence per share on 15 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,449,585,327.

G H R Musker
Company Secretary
16 September 2008

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 201,333 ordinary shares of AstraZeneca PLC at a price of 2477 pence per share on 16 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,449,391,198.

G H R Musker
Company Secretary
17 September 2008

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 203,150 ordinary shares of AstraZeneca PLC at a price of 2453 pence per share on 17 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,449,188,048.

G H R Musker
Company Secretary
18 September 2008

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 205,995 ordinary shares of AstraZeneca PLC at a price of 2417 pence per share on 18 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,448,982,053.

G H R Musker
Company Secretary
19 September 2008

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 203,576 ordinary shares of AstraZeneca PLC at a price of 2448 pence per share on 19 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,448,778,477.

G H R Musker
Company Secretary
22 September 2008

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 198,460 ordinary shares of AstraZeneca PLC at a price of 2517 pence per share on 22 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,448,580,366.

G H R Musker
Company Secretary
23 September 2008

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 197,519 ordinary shares of AstraZeneca PLC at a price of 2530 pence per share on 23 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,448,385,791.

G H R Musker
Company Secretary
24 September 2008

Item 21

US COURT DENIES TEVA’S MOTION FOR SUMMARY JUDGMENT IN
PULMICORT RESPULES PATENT LITIGATION

AstraZeneca today announced that the US District Court for the District of New Jersey has denied Teva’s Motion for Summary Judgment of no infringement in the PULMICORT RESPULES (budesonide inhalation suspension) patent litigation.

The court also announced that a trial date will be scheduled and is likely to be in January 2009. AstraZeneca remains focused on preparing for this trial and is confident in the strength of the intellectual property protecting PULMICORT RESPULES.

In October of 2005, AstraZeneca announced that it had filed a lawsuit in the US District Court for the District of New Jersey against IVAX Pharmaceuticals, Inc. (now known as Teva Pharmaceutical Industries Ltd.) for patent infringement. The lawsuit is the result of an abbreviated New Drug Application (ANDA) filed by Teva with the US Food and Drug Administration (FDA) concerning its intent to market a generic version of AstraZeneca’s PULMICORT RESPULES in the US prior to the expiration of AstraZeneca’s patents in 2018, with pediatric exclusivity extending to 2019.

The FDA has not approved a generic form of PULMICORT RESPULES, and has not yet responded to AstraZeneca’s Citizen Petition, filed in 2006. The Petition outlined AstraZeneca’s willingness to work with the FDA to ensure that any follow-on budesonide inhalation suspension product is as safe and effective as PULMICORT RESPULES.

Media Enquiries:
Neil McCrae	+44 207 304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

Notes to Editors

PULMICORT RESPULES is a preventive, maintenance asthma medicine indicated for use in children 12 months to 8 years of age in the United States.  Full-year US sales for PULMICORT in 2007 totalled $964 million, about 90 percent of which is accounted for by PULMICORT RESPULES.

About AstraZeneca

AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

24 September 2008

-Ends-

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 200,824 ordinary shares of AstraZeneca PLC at a price of 2486 pence per share on 24 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,448,192,287.

G H R Musker
Company Secretary
25 September 2008

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 199,519 ordinary shares of AstraZeneca PLC at a price of 2503 pence per share on 25 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,447,994,279.

G H R Musker
Company Secretary
26 September 2008

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 198,474 ordinary shares of AstraZeneca PLC at a price of 2518 pence per share on 26 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,447,796,835.

G H R Musker
Company Secretary
29 September 2008

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 August 2008 to 30 September 2008, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 202,606 ordinary shares of AstraZeneca PLC at a price of 2463 pence per share on 29 September 2008. Upon the cancellation of these shares, the number of shares in issue will be 1,447,594,229.

G H R Musker
Company Secretary
30 September 2008

Item 26

ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE REPURCHASE PROGRAMME

AstraZeneca PLC today announced that, further to the announcement made on 5 August 2008 in relation to an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares on AstraZeneca’s behalf during the period which commenced on 5 August 2008 and was due to end on 30 September 2008, the programme will be extended by one additional day and will end on 1 October 2008.   Any purchases will be made within certain pre-set parameters and in accordance with both AstraZeneca PLC's general authority to repurchase shares and the Listing Rules.

G H R Musker
Company Secretary
30 September 2008

Item 27

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 30 September 2008 the issued share capital of AstraZeneca PLC with voting rights is 1,447,598,473 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,447,598,473.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
30 September 2008